Filed Pursuant to Rule 433 Dated February 19, 2008 Registration Statement: No. 333-132936-14

$2,000,000,000

6.000% SUBORDINATED NOTES DUE 2018

TERMS AND CONDITIONS

Issuer:	Credit Suisse (acting through its New York Branch)
Note type:	Subordinated Fixed-Rate Notes
Ratings:	Aa2 / A+ / A+ (Stable / Negative Watch / Stable)
Minimum denomination:	$2,000 x $1,000
Trade date:	February 19, 2008
Settlement date:	February 20, 2008 (T+1)
Maturity date:	February 15, 2018
Principal amount:	$2,000,000,000
Re-offer yield to maturity:	6.044%
Semi-annual Coupon:	6.000%
Public offering price:	99.671%, plus accrued interest from February 19, 2008 to February 20, 2008
Gross spread:	0.450%
Net proceeds to Issuer:	$1,984,753,333, which includes 1 day of accrued interest
Interest payment dates:	February 15th and August 15th (First payment: August 15th, 2008)
Day count:	30/360
CUSIP:	22541H CC4
ISIN:	US22541HCC43
Sole bookrunner (93.00%):	Credit Suisse
Senior co-managers (0.500% each):

Banc of America Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
BNP Paribas Securities Corp.
BNY Capital Markets, Inc.
Comerica Securities, Inc.
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
KeyBanc Capital Markets Inc.
Morgan Keegan & Company, Inc.
Popular Securities, Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Junior co-managers (0.250% each):	MFR Securities, Inc. Trilon International Inc.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.